Investcorp India Acquisition Corp

Century Yard, Cricket Square

Elgin Avenue

PO Box 1111

George Town

Grand Cayman, Cayman Islands KY1-1102

March 30, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Investcorp India Acquisition Corp

Withdrawal of Acceleration Request

Registration Statement on Form S-1

Filed June 14, 2021, as amended

File No. 333-257090

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 29, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for March 30, 2022, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please do not hesitate to contact Michael J. Blankenship at (713) 651-2678 if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely yours,

Investcorp India Acquisition Corp,

By:	/s/ Nikhil Kalghatgi
Nikhil Kalghatgi
Principal Executive Officer

cc:	Michael J. Blankenship

Winston & Strawn LLP